Via Facsimile and U.S. Mail
Mail Stop 6010


October 20, 2005


Mr. Dennis N. Cavender
Executive Vice President, Chief Financial Officer and Secretary
Essential Group, Inc.
1325 Tri-State Parkway, Suite 300
Gurnee, Illinois 60031

      Re:	Essential Group, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 30, 2005
		File No. 005-77938

Dear Mr. Cavender:

      We have reviewed your response dated August 12, 2005 to our comment letter dated August 2, 2005 and have the following comments.
In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

1.  Lines of Business, page F-7

1. Please clarify how the site management, patient recruitment, and contract research organization services represent "a single group of similar services", as you asserted in your response to prior comment one and as contemplated by paragraph 37 of SFAS 131. In so doing, please tell us how this is consistent with your assertion that the "distinction in brand names is related to the scope and breadth of services contracted and provided," as their "breadth" would not appear to suggest that they are "similar."

3. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10
2. Regarding your response to comment two, please tell us why recognizing revenue based on hours worked is appropriate under SAB 104, as you stated that your contracts identify services that can be billed on a stand alone basis at specific prices for the particular services performed. In this regard, it would appear that the service is an output measure upon which revenue should be recognized, while hours worked would appear to be an input measure.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. Please contact me at
(202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant

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Dennis N. Cavender
Essential Group, Inc.
October 20, 2005
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